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      [LETTERHEAD OF POWELL, GOLDSTEIN, FRAZER & MURPHY LLP APPEARS HERE]


                               Suzanne J. Roberts
                           Direct Dial:  404-572-6896
                           Email:  sroberts@pgfm.com

                                December 2, 1999


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

     Re:  Cybernet Internet Services International, Inc.
          Registration Statement on Form S-1 (File No. 333-91595)

Ladies and Gentlemen:

     We are counsel for Cybernet Internet Services International, Inc. (the "Company") and are authorized to furnish this letter. The automatic delaying amendment language was inadvertently omitted from the above referenced registration statement. The Company wishes to have the effective date of that registration statement delayed until the Company files a request for acceleration of the effectiveness thereof. Therefore, please consider the following language incorporated into the above registration statement, pursuant to Rule 473 under the Securities Act of 1933, as amended:

          "The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the commission, acting pursuant to said Section 8(a), may determine."

     The Company will file an amendment to the above referenced registration statement upon receipt of comments, if any, from the Staff to incorporate such comments, if any, and to furnish the required information with respect to selling shareholders. If there are any other questions, please direct them to the undersigned or to Joseph M. Berl of our Washington office at 301-347-3100.

                                      Very truly yours,

                                      /s/ Suzanne J. Roberts

                                      Suzanne J. Roberts

                                      For POWELL, GOLDSTEIN, FRAZER & MURPHY LLP

cc:  Joseph M. Berl, Esq.